FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: IM Cannabis Corp. (the "Issuer").

Trading Symbol: IMCC

Number of Outstanding Listed Securities as of 31/5/2020:

152,451,328 Common Shares, 9,730,258 Warrants

Date: June 5, 2020

Report on Business

1. Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

   On May 7, 2020, the Issuer announced that Adjupharm GmbH ("Adjupharm"), the Issuer's German subsidiary, received two binding purchase commitments from two German distribution companies for a total of 360kg of medical cannabis over 12 months to be sold in Germany.

   On May 12, 2020, the Issuer announced that, Adjupharm received another binding purchase commitment of 465kg medical cannabis over 12 months from a distributor in Germany.

   On May 14, 2020, the Issuer announced that the Israeli Ministry of Economy signed a Free Export Order ("FEO") on May 13, 2020 for medical cannabis products. Applications for exporting cannabis products will be permitted to be submitted 30 days from signing the FEO and will be subject to meeting certain criteria set out by the Israeli Government.

   On May 19, 2020, the Issuer announced that Adjupharm received an approval from the German authorities (BfArM) to extend its existing license and for the import and sale of 4,000 kg of medical cannabis into Germany. The license covers a range of cannabis-based products from the Netherlands, Spain, Canada and Portugal.

   On May 26, 2020, the Issuer announced that Focus Medical Herbs Ltd. ("Focus Medical"), an Israeli licensed medical cannabis producer with whom the Issuer  has an  exclusive commercial arrangement, imported medical cannabis to Israel from the Issuer's EU-GMP global supplier in Spain for the first time. Approximately 200kg of medical cannabis was imported.

   On May 27, 2020, the Issuer announced a delay in filling its Q1 2020 financial statements and MD&A (the "Q1 Filings"). Pursuant to BC Instrument 51-515 - Temporary Exemption from Certain Corporate Finance Requirements, the Issuer has an additional 45 days to file the Q1 Filings. The Issuer anticipates completing the Q1 Filings no later than June 15, 2020.

   During May 2020, Adjupharm sold 6,495 grams of dried cannabis directly to pharmacies in Germany.

2. Provide a general overview and discussion of the activities of management.

Management of the Issuer remains focused on identifying new strategic investments and growth opportunities in Israel and Europe, including, but not limited to, securing German and European supply and distribution agreements and sales and supply agreements in the local Israeli market.

3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

Not Applicable

4. Describe and provide details of any products or services that  were discontinued. For resource companies, provide details of any  drilling, exploration or production programs that have been amended or abandoned.

Not Applicable

5. Describe any new business relationships entered into between the Issuer, the Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

Adjupharm received three binding purchase commitments from three distributors In Germany, as described in Item 1. The distributors are not Related Persons of the Issuer or Adjupharm.

6. Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

Not Applicable

7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

Not Applicable

8. Describe the acquisition of new customers or loss of customers.

Adjupharm terminated three agreements with customers that used Adjupharm's warehousing services. Adjupharm acquired one new customer that used Adjupharm's warehousing to obtain a GDP license.

9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

   Adjupharm registered three domains:

- Imcannabis.gr

- Imcannabis.pt

- Imcannabis.de

   Adjupharm registered the "IMC" word and logo in the German patent and trademark office.

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

• Adjupharm hired a trainee to the team, who will commence work in August 2020.

11. Report on any labour disputes and resolutions of those disputes if applicable.

Not Applicable

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

Not Applicable

13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

Not Applicable

14. Provide details of any securities issued and options or warrants granted.

The following securities were issued by the Issuer in May 2020:

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Common Shares	6,422,900 343,250	Warrant exercises Compensation option exercices	$3,348,750 to be used for working capital
Warrants	171,625; $0.50 exercise price per warrant	Underlying warrants from exercised compensation options	Not applicable

(1) State aggregate proceeds and intended allocation of proceeds.

15. Provide details of any loans to or by Related Persons.

On May 2020, I.M.C. Holdings Ltd., a wholly-owned subsidiary of the Issuer, loaned €200,000 to Adjupharm, to be repaid within 2 years.

16. Provide details of any changes in directors, officers or committee members.

Not Applicable

17. Discuss any trends which are likely to impact the Issuer including trends in the Issuer's market(s) or political/regulatory trends.

The current global uncertainty with respect to the spread of the COVID-19, the rapidly evolving nature of the pandemic and local and international developments related thereto and its effect on the broader global economy and capital markets may impact the Issuer's business in the coming months.

The Issuer has taken proactive measures in the early stages of the COVID-19 pandemic to protect the health and safety of its employees, to continue delivering high quality medical cannabis to its patients and to maintain its strong balance sheet. The Issuer has postponed planned investments in innovation until global economic risks subside. The Issuer will focus on developing its brand in Germany by increasing volumes to medical patients in that market, adding supply and sales agreements in Israel, and reaching profitability in the near term.

While the precise impact of the COVID-19 outbreak on the Issuer remains unknown, rapid spread of COVID-19 and declaration of the outbreak as a global pandemic has resulted in travel advisories and restrictions, certain restrictions on business operations, social distancing precautions and restrictions on group gatherings which are having direct impacts on businesses in Canada, Israel and around the world and could result in additional precautionary measures that could impact the Issuer's business. The spread of COVID-19 may also have a material adverse effect on global economic activity and could result in volatility and disruption to global supply chains and the financial and capital markets, which could interrupt supplies and other services from third parties upon which the Issuer relies, decrease demand for products, cause staff shortages, reduced customer traffic, and increased government regulation, all of which may materially and negatively impact the business, financial condition and results of operations of the Issuer.

Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there were is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 7 Monthly Progress Report is true.

Dated: June 5, 2020

Oren Shuster
Name of Director or Senior Officer

"Oren Shuster"
Signature

Chief Executive Officer
Official Capacity

Issuer Details Name of Issuer IM Cannabis Corp.	For Month End May 2020	Date of Report YY/MM/D 2020/06/05
Issuer Address 550 Burrard Street, Suite 2300, Bentall 5
City/Province/Postal Code Vancouver, BC V6C 2B5	Issuer Fax No. ( )	Issuer Telephone No. 0773-360-3504
Contact Name Yael Harrosh	Contact Position General Counsel and Business Manager	Contact Telephone No. 0773-360-3504
Contact Email Address yael.h@imcannabis.com	Web Site Address http://www.imcannabis.com/